GUIDED THERAPEUTICS, INC.

5835 Peachtree Corners East, Suite D

Norcross, Georgia 30092

December 19, 2014

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Guided Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 26, 2014
File No. 000-22179

Dear Mr. James:

On behalf of Guided Therapeutics, Inc. (the “Company”), we present below our response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 17, 2014 (the “Comment Letter”) concerning the above-referenced filing. For your convenience, we have set out the text of the comment from the Comment Letter, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2013

Item 9A. Controls and Procedures, page 38

1.	We note that Management’s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the framework you used – i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment.

RESPONSE: In its evaluation of the effectiveness of the Company’s internal control over financial reporting disclosed in the above-referenced filing, the Company’s management used the 1992 version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework (the “COSO Integrated Framework”). In future filings, we will identify the version of the COSO Integrated Framework that management uses in such assessment.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Gene S. Cartwright, Ph.D.
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer

Cc:      Michelle Moore

           Heith D. Rodman